Exhibit 4.20.2

PROMISSORY NOTES COMBINED FOURTH EXTENSION AGREEMENT

This Promissory Notes Combined Fourth Extension Agreement, hereinafter referred to as “Fourth Extension Agreement”, entered into this Twenty Fourth day of November, 2012, by and among GLOBALWISE INVESTMENT, INC. hereinafter called “Maker” and Ramon M. Shealy, hereinafter called “Lender”.

WHEREAS, Maker and Lender have entered into a Promissory Notes dated March 29, 2012 for the amount of Two Hundred Thirty Eight thousand Dollars ($238,000) and April 16, 2012 for the amount of Twelve thousand Dollars ($12,000). Both Notes were originally due ninety days from its issuance. An extension of the $238,000 Note was executed on June 27, 2012 for an additional sixty days to August 27, 2012. An extension of said Note was executed for the second time on August 27, 2012 for an additional sixty days to October 25, 2012. An extension of said Note was executed for a third time on October 24, 2012 for an additional 30 days to November 24, 2012. An extension of the $12,000 Note was executed on July 12, 2012 for an additional sixty days to September 13, 2012. An extension of said Note was executed for the second time on August 27th, 2012 for an additional sixty days to November 12, 2012. An extension of said Note was executed on November 11, 2012 for 13 days to November 24, 2012.

WHEREAS, Maker and Lender desire to enter into this Notes Combined Fourth Extension Agreement in order to extend the due date of both Notes to January 1, 2014.

NOW, THEREFORE, it is dually agreed by both Maker and Lender to extend the due date of both said Notes to January 1st, 2014.

All other provisions of the original Promissory Note shall prevail unless otherwise written.

IN WITNESS WHEREOF, the undersigned Maker and Lender has duly executed this Third Extension Agreement extending the due date of the Note as of the day and year above first written.

GLOBALWISE INVESTMENT, INC.

By:	s/ William J. Santiago

RAMON M. SHEALY

By:	s/ Ramon Shealy